Exhibit 99.1

181 University Ave., Suite 2000 Toronto, ON M5H 3M7 Tel: 416-703-6298 Fax: 416-703-7764

  NEWS RELEASE

    LAKE SHORE GOLD ENTERS INTO ARRANGEMENT AGREEMENT WITH TEMEX RESOURCES CORP.

TORONTO, ONTARIO -- (Marketwired – July 31, 2015) – Lake Shore Gold Corp. (TSX:LSG) (NYSE MKT:LSG) ("Lake Shore Gold" or the “Company") today announced that it has entered into a binding arrangement agreement (the “Lake Shore Gold Agreement”) with Temex Resources Corp. (“Temex”), on the terms proposed by Lake Shore Gold on July 16, 2015 (the “Lake Shore Proposal”), and disclosed in the Company’s press release of the same date and also as described in further detail below. The Lake Shore Gold Agreement follows notice that Temex has terminated an arrangement agreement with Oban Mining Corporation (“Oban”).

In accordance with the provisions of the arrangement agreement dated June 29, 2015 between Temex and Oban (the “Oban Arrangement Agreement”), Temex is required to pay Oban the agreed termination payment of $691,856 (the “Oban Termination Payment”). Lake Shore Gold has loaned funds to Temex for the purpose of completing the Oban Termination Payment.

Under the Lake Shore Gold Agreement, each shareholder of Temex (a “Temex Shareholder”) would receive, in exchange for each Temex share held, 0.105 of a common share of Lake Shore Gold, having a value of $0.13 based on the closing price of the Lake Shore Gold shares on the Toronto Stock Exchange (the “TSX”) on July 15, 2015.

The Lake Shore Gold Agreement is subject to the approval of Temex Shareholders and other customary conditions for similar transactions of this nature. The Lake Shore Gold Agreement contemplates a meeting of Temex Shareholders to consider the Lake Shore Gold Agreement (the “Meeting”) to be held on or before September 30, 2015. To be effective, the Lake Shore Gold Agreement must be approved by a resolution passed at the Meeting by (i) at least 66 2/3% of the votes cast by Temex Shareholders, voting as a single class, present in person or by proxy at the Meeting; and (ii) a simple majority of the votes cast by Temex Shareholders, voting as a single class, present in person or by proxy at the Meeting (excluding Temex shares held by certain "interested parties" and "related parties" of any interested parties (as such terms are defined in Multilateral Instrument 61-101 (“MI 61-101”)) in accordance with the requirements of MI 61-101). The Lake Shore Gold Agreement is not subject to the approval of the shareholders of Lake Shore Gold.

The terms of the Lake Shore Gold Agreement also include a termination fee of approximately $1,000,000 payable to Lake Shore Gold if the Lake Shore Gold Agreement does not proceed in certain circumstances, and interim financing by way of loans from Lake Shore Gold to Temex for certain corporate purposes prior to closing. All loans advanced by Lake Shore Gold to Temex pursuant to the Lake Shore Gold Agreement will be unsecured and bear interest at a rate of 12% per annum. If the Lake Shore Gold Agreement is terminated prior to its effective date, all principal amounts outstanding and any interest payable thereon will become payable by Temex upon ninety days’ written notice by Lake Shore Gold. In certain circumstances, Temex will have the option of satisfying the outstanding principal and interest by the issuance of Temex shares (at a deemed conversion price equal to the greater of $0.086 per Temex share and the maximum “Discounted Market Price” permitted under the rules and policies of the TSX Venture Exchange (the “TSXV”)) or a combination of Temex shares and cash. Any issuance of Temex shares will be subject to the prior approval of the TSXV.

About Lake Shore Gold

Lake Shore Gold is a Canadian-based gold producer that is generating net free cash flow from its wholly owned operations in the Timmins Gold Camp. The Company produces gold from two mines, Timmins West and Bell Creek, with material being delivered for processing to the Bell Creek Mill. In addition to current operations, the Company also has a number of highly prospective projects and exploration targets, all located in and around the Timmins Camp. The Company’s common shares trade on the TSX and NYSE MKT under the symbol LSG.

FORWARD-LOOKING STATEMENTS

Certain statements in this press release relating to the Company's expected production levels, production growth, exploration activities, potential for increasing resources, project expenditures and business plans are "forward-looking statements" or "forward-looking information" within the meaning of certain securities laws, including under the provisions of Canadian provincial securities laws and under the United States Private Securities Litigation Reform Act of 1995 and are referred to herein as "forward-looking statements." The Company does not intend, and does not assume any obligation, to update these forward-looking statements. These forward-looking statements represent management's best judgment based on current facts and assumptions that management considers reasonable, including that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts, labour disturbances, interruption in transportation or utilities, or adverse weather conditions, that there are no material unanticipated variations in budgeted costs, that contractors will complete projects according to schedule, and that actual mineralization on properties will be consistent with models and will not be less than identified mineral reserves. The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In particular, delays in development or mining and fluctuations in the price of gold or in currency markets could prevent the Company from achieving its targets. Readers should not place undue reliance on forward-looking statements. More information about risks and uncertainties affecting the Company and its business is available in the Company's most recent Annual Information Form and other regulatory filings with the Canadian Securities Administrators, which are posted on sedar at www.sedar.com, or the Company’s most recent Annual Report on Form 40-F and other regulatory filings with the Securities and Exchange Commission.

FOR FURTHER INFORMATION PLEASE CONTACT:

Tony Makuch
President & CEO
(416) 703-6298

Mark Utting
Vice-President, Investor Relations
Lake Shore Gold
(416) 703-6298
Website: www.lsgold.com